

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2013

<u>Via E-mail</u>
Mr. Donald Perks
Chief Executive Officer
Rainbow International, Corp.
Besiktas Emiran CAD.
Naki Cendere Apt. No. 88/4
Istanbul, Turkey

> **Re: Rainbow International, Corp.**
> **Item 4.02 Form 8-K**
> **Filed October 15, 2013**
> **File No. 333-175337**

Dear Mr. Perks:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 4.02 Form 8-K filed October 15, 2013</u>

1.   Please clarify to us whether your independent registered public accountant notified you that the Forms 10-Q for the periods ended August 31, 2012, November 30, 2012, and February 28, 2013 should not be relied upon due to the incorrect accounting for the reverse merger between you and Aslanay Mining Trade and Ind. Limited Co.

2.   To the extent that your independent registered public accountant notified you that you should not rely on the aforementioned financial statements, Item 4.02(c) of Form 8-K requires you to provide your independent accountant with a copy of the disclosures you are making for Item 4.02(b), and request that your independent accountant furnish you as promptly as possible a letter stating whether your accountant agrees with the statements made by you in Item 4.02(b) and, if not, stating the respects in which it does not agree. In addition, please amend your previously filed Form 8-K by filing your independent

accountant's letter as an exhibit to the filed Form 8-K no later than two business day after you have received the letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or me at (202) 551-3768 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief

cc: J.M. Walker & Associates